

Mail Stop 4631

December 24, 2015

Via E-Mail
Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

> **Re:** **Granite Falls Energy, LLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 18, 2015**
> **File No. 000-51277**

Dear Ms. Schuler:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   Proposal two seeks approval of amendments to your Fifth Amended and Restated Operating Agreement to, among other matters, opt-in to the Minnesota Revised Uniform Limited Liability Company Act; impose limitations on unit voting and unit ownership; revise allocation and distribution provisions; and revise certain governance provisions. Please tell us how you considered Rule 14a-4(a)(3) and its requirement to present clearly each matter to be acted upon. Alternatively, please revise to unbundle multiple matters included in your proposal, as appropriate. For guidance, refer to Question 101.02 of our Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Steve A. Christensen
        Chief Executive Officer